Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended Filer: Wisconsin Energy Corporation Filer's Commission File No.: 001-09057 Subject Company: Integrys Energy Group, Inc. Commission File No.: 1-11337 Date: June 30, 2014 The following is a letter from Wisconsin Energy's Chief Executive Officer to Integrys employees.

Wisconsin Energy Corporation

Gale E. Klappa
Chairman and Chief Executive Officer

231 W. Michigan St.
Milwaukee, WI 53203

Phone 414-221-4775
Fax 414-221-4519
E-mail Gale.Klappa@wisconsinenergy.com

June 30, 2014

To all Integrys employees –

Two great companies. Two strong traditions based on safety, customer satisfaction, and shareholder value.

These are the bedrock principles that will guide the new WEC Energy Group, and we hope you look forward to being part of what I believe will be a very bright future.

As we combine our holding companies to create a new Fortune 500 company, we will operate seven utilities serving more than 4.3 million customers across four Midwestern states. We will have the scale, the scope, and the technical depth to be the leading utility in the region.

As many of you know, our industry is continuing to consolidate. In the early 1990s, there were 100 investor-owned utility systems in the United States. Today there are approximately 50.

So as Charlie and I looked out on the horizon, we recognized that the leading utility companies would be bigger--with greater scale and geographic reach. In short, we saw in this combination a path that would allow us to remain industry leaders for years to come.

I understand that the past week has been a tumultuous time for you and your families. And undoubtedly, you have lots of questions. Please know that we will strive to answer all your questions in the weeks and months ahead.

As I write this letter, our legal and regulatory teams are working together to prepare the filings that will request approval for the merger in four states and at the federal level. We hope to file these documents by late July or early August. The filings will start a process that could take a year to complete.

In the meantime, I know you will remain committed to delivering truly reliable service and the best customer care... anywhere.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, resuits of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "hope", "aim", "continue", "will", "may", "would", "could"or "should" or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and resuits to differ materially from those expressed or implied ín forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not dose, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual resuits, performance or achievements/industry resuits and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication. Neither Wisconsin Energy nor Integrys assumes any obügation to update the information contained in this communication (whether as a result of new information, future events or otherwíse), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in lntegrys's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the "SEC"), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. Wisconsin Energy and integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SECs web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St, P.O. Box 1331, Milwaukee, Wl 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and empioyees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regardingthe persons who may, underthe ruIesoftheSEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy's executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about lntegrys's executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.